UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Sierra Oncology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74346L101

(CUSIP Number)

Steve R. Bailey

Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74346L101

1.	Name of Reporting Persons. Frazier Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,925,926 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 5,925,926 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,925,926 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 5,925,926 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)	Based on 74,365,965 shares of Common Stock outstanding on November 6, 2018 as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

CUSIP No. 74346L101

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,925,926 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 5,925,926 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,925,926 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 5,925,926 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)	Based on 74,365,965 shares of Common Stock outstanding on November 6, 2018 as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

CUSIP No. 74346L101

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,925,926 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,925,926 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,925,926 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 5,925,926 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)	Based on 74,365,965 shares of Common Stock outstanding on November 6, 2018 as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

CUSIP No. 74346L101

1.	Name of Reporting Persons. Frazier Healthcare VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,186,195 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,186,195 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,186,195 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 2,186,195 shares of Common Stock held directly by Frazier Healthcare VI, L.P. FHM VI, L.P. is the general partner of Frazier Healthcare VI, L.P. and FHM VI, L.L.C. is the general partner of FHM VI, L.P. James N. Topper, Patrick J. Heron, Alan Frazier, Nader Naini and Nathan Every are the members of FHM VI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VI, L.P.

(2)	Based on 74,365,965 shares of Common Stock outstanding on November 6, 2018 as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

CUSIP No. 74346L101

1.	Name of Reporting Persons. FHM VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,186,195 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,186,195 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,186,195 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 2,186,195 shares of Common Stock held directly by Frazier Healthcare VI, L.P. FHM VI, L.P. is the general partner of Frazier Healthcare VI, L.P. and FHM VI, L.L.C. is the general partner of FHM VI, L.P. James N. Topper, Patrick J. Heron, Alan Frazier, Nader Naini and Nathan Every are the members of FHM VI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VI, L.P.

(2)	Based on 74,365,965 shares of Common Stock outstanding on November 6, 2018 as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

CUSIP No. 74346L101

1.	Name of Reporting Persons. FHM VI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,186,195 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,186,195 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,186,195 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 2,186,195 shares of Common Stock held directly by Frazier Healthcare VI, L.P. FHM VI, L.P. is the general partner of Frazier Healthcare VI, L.P. and FHM VI, L.L.C. is the general partner of FHM VI, L.P. James N. Topper, Patrick J. Heron, Alan Frazier, Nader Naini and Nathan Every are the members of FHM VI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VI, L.P.

(2)	Based on 74,365,965 shares of Common Stock outstanding on November 6, 2018 as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

CUSIP No. 74346L101

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 8,112,121 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 8,112,121 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,112,121 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 5,925,926 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and 2,186,195 shares of Common Stock held directly by Frazier Healthcare VI, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P. FHM VI, L.P. is the general partner of Frazier Healthcare VI, L.P. and FHM VI, L.L.C. is the general partner of FHM VI, L.P. James N. Topper, Patrick J. Heron, Alan Frazier, Nader Naini and Nathan Every are the members of FHM VI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VI, L.P.

(2)	Based on 74,365,965 shares of Common Stock outstanding on November 6, 2018 as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

CUSIP No. 74346L101

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 8,112,121 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 8,112,121 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,112,121 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 5,925,926 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and 2,186,195 shares of Common Stock held directly by Frazier Healthcare VI, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P. FHM VI, L.P. is the general partner of Frazier Healthcare VI, L.P. and FHM VI, L.L.C. is the general partner of FHM VI, L.P. James N. Topper, Patrick J. Heron, Alan Frazier, Nader Naini and Nathan Every are the members of FHM VI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VI, L.P.

(2)	Based on 74,365,965 shares of Common Stock outstanding on November 6, 2018 as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

CUSIP No. 74346L101

1.	Name of Reporting Persons. Alan Frazier
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,186,195 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,186,195 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,186,195 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 2,186,195 shares of Common Stock held directly by Frazier Healthcare VI, L.P. FHM VI, L.P. is the general partner of Frazier Healthcare VI, L.P. and FHM VI, L.L.C. is the general partner of FHM VI, L.P. James N. Topper, Patrick J. Heron, Alan Frazier, Nader Naini and Nathan Every are the members of FHM VI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VI, L.P.

(2)	Based on 74,365,965 shares of Common Stock outstanding on November 6, 2018 as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

CUSIP No. 74346L101

1.	Name of Reporting Persons. Nader Naini
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,186,195 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,186,195 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,186,195 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 2,186,195 shares of Common Stock held directly by Frazier Healthcare VI, L.P. FHM VI, L.P. is the general partner of Frazier Healthcare VI, L.P. and FHM VI, L.L.C. is the general partner of FHM VI, L.P. James N. Topper, Patrick J. Heron, Alan Frazier, Nader Naini and Nathan Every are the members of FHM VI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VI, L.P.

(2)	Based on 74,365,965 shares of Common Stock outstanding on November 6, 2018 as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

CUSIP No. 74346L101

1.	Name of Reporting Persons. Nathan Every
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,186,195 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,186,195 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,186,195 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 2,186,195 shares of Common Stock held directly by Frazier Healthcare VI, L.P. FHM VI, L.P. is the general partner of Frazier Healthcare VI, L.P. and FHM VI, L.L.C. is the general partner of FHM VI, L.P. James N. Topper, Patrick J. Heron, Alan Frazier, Nader Naini and Nathan Every are the members of FHM VI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VI, L.P.

(2)	Based on 74,365,965 shares of Common Stock outstanding on November 6, 2018 as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

Item 1. Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the statement on Schedule 13D filed on February 24, 2017 (the “Original Schedule 13D”, and together with this Amendment No. 1, the “Schedule 13D”) with respect to the Common Stock of Sierra Oncology, Inc. (the “Issuer”), having its principal executive office at 2150 – 885 West Georgia Street, Vancouver, British Columbia, Canada. Except as otherwise specified in Amendment No. 1, all items in the Original Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

The Reporting Persons are filing this Amendment No. 1 to report a decrease in the percentage of the class beneficially owned by the Reporting Persons due to an increase in the aggregate number of outstanding securities of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)

FLS VIII is the record owner of the FLS VIII Shares. As the sole general partner of FLS VIII, FHM LS VIII, L.P. may be deemed to beneficially own the FLS VIII Shares. As the sole general partner of FM VIII L.P., FM VI LLC may be deemed to beneficially own the FLS VIII Shares. As individual members of FM VI LLC, each of the Topper and Heron may be deemed to beneficially own the FLS VIII Shares. Each Reporting Person disclaims beneficial ownership of all FLS VIII Shares other than those shares which such person owns of record.

FH VI is the record owner of the FH VI Shares. As the sole general partner of FH VI, FM VI L.P. may be deemed to beneficially own the FH VI Shares. As the sole general partner of FM VI L.P., FM VI LLC may be deemed to beneficially own the FH VI Shares. As individual members of FM VI LLC, each of the Topper, Heron, Frazier, Naini and Every may be deemed to beneficially own the FH VI Shares. Each Reporting Person disclaims beneficial ownership of all FH VI Shares other than those shares which such person owns of record.

The percentage of outstanding shares of Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 74,365,965 shares of Common Stock outstanding on November 6, 2018 as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

(b)	Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Not applicable.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the FH Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2018	FRAZIER LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.P., its general partner
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 13, 2018	FHM LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 13, 2018	FHM LIFE SCIENCES VIII, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 13, 2018	FRAZIER HEALTHCARE VI, L.P.
By: FHM VI, L.P., its General Partner
By: FHM VI, LLC, its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 13, 2018	FHM VI, L.P.
By: FHM VI, LLC, its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 13, 2018	FHM VI, LLC

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 13, 2018	By:	*
James N. Topper

Date: November 13, 2018	By:	*
Patrick J. Heron

Date: November 13, 2018	By:	*
Alan Frazier

Date: November 13, 2018	By:	*
Nader Naini

Date: November 13, 2018	By:	*
Nathan Every

Date: November 13, 2018	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on February 24, 2017.